February 24, 2009

By U.S. Mail and Facsimile (303) 592-1510

Edward Giedgowd, Esq.
Chief Compliance Officer and General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Giedgowd:

As we indicated in our February 17, 2009 letter we were still considering issues resulting from your proposed offering of the open market loans. We now have the following additional comments on your amended registration statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Prior to a submission of a formal amendment, feel free to call us at the telephone numbers listed at the end of this letter to discuss the comments.

General Comments on this Filing

1.   Under your current offering structure, you plan to list the notes without including the interest rate. Since each note is independently reliant upon cash flows from the underlying loan and is intended to be bankruptcy remote from Prosper, it is not clear how the offering is a continuous offering under Rule 415. By extension, it is not clear how you can exclude pricing information at the time of effectiveness. Please advise us how you concluded that you will be able to exclude the interest rate under Rule 430A.

2.   In responding to prior comment 9 of our letter of February 17, 2009, please also address how your auction structure is consistent with Securities Act Rule 159. We note that the

lender members are irrevocably bound once they have placed their bids noting the minimum rate that they will accept. However, at that time, they will not know the interest rate that they will receive on the loan. Please consider, in addition to <u>Witt Capital</u>, recent offerings that priced using an auction format.

3.   In order to understand the structure and operation of the open market note platform, please describe any open market participation agreements, including any loan sale and servicing agreements, between the open market members and Prosper. Also, please file any material agreements as exhibits to the registration statement.

4.   It appears that the structure of the open market loans, including the lack of direct participation in the loan by the borrower, the addition of a servicer and the potential impact of seasoning on the credit performance of the note make these loans separate securities from the standard Prosper notes. Please revise the cover page of the prospectus to register a different class of securities and provide the information required by Item 202 of Regulation S-K.

5.   We are unable to agree with your analysis that the open market members are not co-issuers of the open market notes. We note the apparent significant role by the open market member in the continuing operation of the underlying loan, including the retention of the security interest in any collateral. We refer you to Section 2(a)(4) of the Securities Act of 1933, and also consider Rule 191 in analyzing this issue. In addition, please advise us why the open market members are not underwriters of the open market loans.

Open Market Loan Listings, page 49

6.   On page 49 you indicate that the open market participants sell and assign the loans underlying the open market notes to Prosper. However, your response letter and other parts of the text indicate that the open market member retains a significant role in the administration of the notes, including the fact that it does not appear to be obligated to assign the security interest it takes in any collateral. Please tell us about any and all interests in the underlying loans that the open market participants retain. Also, disclose any fees that these participants receive for their activities as servicers. Finally, clarify whether Prosper also collects any fees on payments received on the open market loans, the amount of the fees and whether they are in addition to any fees collected by the servicer/open market member.

7.   In light of the structure and nature of the open market loan listings in this registration statement, you may be subject to the information requirements of Regulation AB. Since the Prosper notes are tied to a particular loan, when reviewing Regulation AB, the original loan should be viewed as comprising "the pool." This information includes but is not necessarily limited to the following:
   • A description of the financial institution members, including,

- their experience in originating and selling loans, and
- their relationships with Prosper and its affiliates.
- Static pool, or prior performance information, of loans originated by the financial institution members for the prior five years. Refer to Item 1105 of Regulation AB.
- The information required by Item 1108 of Regulation AB regarding the financial institution member or, if a different entity services the loan, the servicer. This includes information regarding the servicer's financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on the performance of the loan.
- Information regarding the originator required by Item 1110.
- Information regarding the loans and in particular underwriting standards required by Item 1111 of Regulation AB.
- To the extent any of the obligors are not individuals, include the financial statements required by 1112 of Regulation AB.
- Information required by Items 1113 and 1117.

8. Tell us how you concluded that the open market loans could be offered in a continuous offering under Rule 415. In particular, we note that the terms, including collateralization, originating open market member, potential collateral and other factors are significantly different not only from open market member to open market member but also from loan to loan.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments please contact Gregory Dundas at (202) 551-3436 or Christian Windsor, Special Counsel, at (202) 551-3419.

Sincerely,

Todd Schiffman
Assistant Director

cc: Whitney A. Holmes, Esq.
       Brian D. Lewandowski, Esq.
       Morrison & Foerster LLP
       370 17th Street, Suite 5200
       Denver, Colorado 80202